from the ground up

The Female Health Company 2003 Annual Report



Cira Endsley – Dakar, Senegal

Cira is responsible for working on the Women's Protection Initiative (WPI) with the Society for Women and AIDS in Africa (SWAA). FHC has seconded her to SWAA to strengthen SWAA's network across Africa.

At the grassroots level, African women are watching their families crumble under the burden of HIV/AIDS. In 1988, several African women leaders met at the 4th International AIDS Conference in Sweden where they accurately predicted that HIV/AIDS would most severely impact women on their continent. It was then that the seeds for the Society for Women and AIDS in Africa (SWAA) were sown. Today SWAA is the only pan-African AIDS organization working with and for women and their families based on locally determined needs and priorities. SWAA mobilizes communities by strengthening capacity to prevent, control, and mitigate the impact of the epidemic. Today, SWAA is a network of 39 grassroots country offices.



This year, FHC forged an alliance with SWAA in creating the Women's Protection Initiative (WPI). This north/south, public/private partnership is an innovative approach to bringing health technology to those who need it most. The WPI uses FC to pave the way for introduction of new health technologies through SWAA's network. In this way, FC, the first prevention invention since the beginning of the AIDS epidemic and the only female-initiated barrier method, lights the way for future prevention tools. Through WPI, SWAA continues to be a grassroots voice, letting African women know that they have the ability to request FC by name.

As WPI coordinator, I work closely with SWAA branches to express grassroots demand to donors. By training FC trainers, local media, and program managers, SWAA women are using the FHC model to extend FC's reach.

This year, SWAA Sierra Leone decided that FC must be available in their country. In recovery from a ten-year civil war, the nation is focused on reconstruction. SWAA is refusing to be forgotten, however, and is ensuring that women are well equipped to fight this battle in their bedrooms and boardrooms.

FHC partners work with medical practitioners to get FC into the hands of Africa's women. SWAA networks also provide *direct* access to FC, as well as the information and negotiation skills necessary to use them. With women serving women, FC is reaching the remotest villages in the poorest countries.








Esther Bayliss – London, United Kingdom

Esther is responsible for coordinating all activities between regions, as well as overseeing ongoing work in Latin America. She also collaborates with our partners in Europe.

As Operations Manager based at FHC's manufacturing plant in the United Kingdom, I am the first point of contact for organizations and individuals seeking information on FC. I oversee FC programs around the world and facilitate a constant exchange of information. I also promote the aims and objectives of FHC externally. My job is to see that research reports are disseminated globally, that lessons learned are shared, and that communication about FC progress is broadcast to all interested in helping women stay healthy against the HIV/AIDS plague.



My first six months with FHC have been extremely busy and rewarding. In October, I visited the Brazilian National AIDS program at the Ministry of Health. FC has been highly successful in Brazil, and demand has increased over time. The Brazilian approach to introducing FC — as well as the strategies they have implemented within their programs — provide important lessons that continue to be exported. FC is still a relatively new product, and, as in the introduction of any new technology, there have been obstacles to its introduction and acceptance. By sharing an ever-increasing base of knowledge and program experience between countries and continents, we are facilitating a more rapid understanding and initiation of FC use and uptake.

At the regional AIDS conference in Nairobi, Kenya, in September, I was overwhelmed by the interest generated by the FHC booth. Of Africans infected with HIV/AIDS, 58% are women. As UN Secretary General Kofi Annan reported last year, "The face of AIDS has become that of a young African woman." Clearly, awareness of HIV/AIDS and its transmission is high and growing. Similarly, awareness and acceptability of FC is high, but FC is often still inaccessible to those who need it most. The role of GPS in facilitating communication between governments, donors, and non-government organizations (NGOs) is paramount for increasing accessibility to FC. With HIV/AIDS prevalence increasing worldwide, the need for targeted prevention strategies that focus on women is more critical then ever. I look forward to sharpening that focus — and, indeed, to continuing all of our important work.

Global Public Sector (GPS) Team

Katy Pepper – Durban, South Africa *Katy supports our work in Sub-Saharan Africa.*

From the minute I arrived in Africa, I have been left in no doubt as to the immense need, demand, and enthusiasm for the FC Female Condom (FC). African Ministries of Health are not concerned about FC acceptability, but instead fear coping with exponential demand once FC has been "let out of the box."

As African Program Manager, the key challenge I face is "sustainability." How can we find a long-term solution to rapidly increasing FC demand?



As governments, non-government organizations (NGOs), businesses, and individuals have learned that a GPS team member is now based on the continent, there has been renewed interest — to get things moving where they've stalled, to re-introduce FC using a different strategy, or to review what has happened and shape a different response.

Since September, I have spent time in Namibia working with ministries, United Nations (UN) agencies, and NGOs to establish a national condom policy and to integrate FC fully into national reproductive health services. I have embarked on a strategic planning exercise for introduction and integration of FC into Malawi reproductive health and HIV/AIDS/STI (Sexually Transmitted Infections) prevention services. I have begun to encourage South African NGOs to network experience and resources and to lobby for better access to FC.

In Zimbabwe, Lesotho, Swaziland, and Zambia, I have begun to address requests for a review of completed work that would inform ongoing programming there.

Previously stalled programs, such as those in Ghana, Kenya, and Uganda, have also been revisited and revitalized with assistance from my GPS colleagues. Together we are planning additional programs such as those in Cameroon, Congo, and the Ivory Coast.

Figures from Malawi show one in every three pregnant women visiting African National Clinics is infected with HIV. They further predict that, by 2005, half the workforce will be dead. FC forms an integral part of the package of prevention, treatment, and care that could turn these figures around. It is down to the GPS team — indeed FHC, The Female Health Foundation (FHF) and all advocates of FC — to make it happen.




Society for Women
AIDS in
Sierra Leone (SWAASL)







Anne Philpot – Bangkok, Thailand *Anne is responsible for all activities in Asia, with a particular focus on work in India.*

As I returned from Kenya to Thailand after attending the 2003 African AIDS conference, I was struck again by the vastly different responses to FC between the regions. In Africa, FC is widely known, and demand is overwhelming. A week later, in Bangkok at a major Asia Pacific conference on Sexual and Reproductive Health, only 30% of the audience had ever seen FC.

In Asia, I facilitate initial programming, and, working with FC product champions, support those taking brave steps — putting their heads above the parapet in their communities and institutions — to introduce this new technology. Together we're broadening the FC foundation already laid in Asia. As elsewhere, in Asia we're benefiting from hard-learned trial-and-error lessons of initial programming in Africa and Latin America.



Studies across Asia, from Nepal, India and Sri Lanka to China, show high FC acceptability — when programmed effectively — from both women *and* men. In Papua, New Guinea, and Bangladesh, NGOs previously launched pilots that have now blossomed into multi-agency programs. In mid-2002, United Nations Fund for Population Activities (UNFPA) and Marie Stopes International (MSI) Mongolia launched a brand that reached annual sales targets within five months. PSI Myanmar launched "Feel" in August 2003. High demand, coupled with thoughtful planning, has led to increased confidence. PSI Cambodia followed by launching their brand in November 2003. Already they've had positive response, including international press. These models provide leadership enabling others to feel comfortable launching a new and perhaps controversial product in their countries.

India is our major focus in Asia, and 2003 saw an amazing collaboration with rapid approval of FC for import, the building of a cadre of master trainers across three states, a three-month usage study with target groups and 28 NGOs, and the building of a national "tree" of individuals, institutions and product champions.

As the history of contraception shows, increased options increase the number of protected sex acts. In the current context of the social, biological and economic vulnerability of women to HIV/AIDS/STI, a female-initiated method is critical. In Asia, we can take the lead in this life-and-death battle.

Dear Shareholders:

Each year we welcome the opportunity to provide you with new and specific information on how The Female Health Company (FHC) is progressing — as a business and as a leader in the ever-changing battle against HIV/AIDS. Once again, we have good news to report. Once again, we have introduced and implemented major strategic enhancements.

Sadly, however, once again our progress must be measured against the still escalating number of people dying of HIV/AIDS. UNAIDS estimates that 40 million people are now living with HIV/AIDS and, further, that 100 million people could die of this disease by 2010 without successful prevention programs. The need for the FC Female Condom (FC) is more urgent — and more widespread — than ever.

As we've reported, FHC's roots are well established. We've built our tree of life "From the Ground Up"— this year's annual report theme, which characterizes our history, our progress in 2003, and our future goals. Company and program growth take place from the roots up. As a tree trunk supports the branches, and the ability to thrive depends upon interconnection, so have we nurtured our growth. We've learned how to guide our progress in the face of difficult political and economic environments, entrenched cultural denial, and the disease itself. With the disease killing 15- to 45-year-olds in record numbers, who will step in to help at the most immediate personal level, at the grassroots? We've learned that if it doesn't happen there, it doesn't happen.

This year — more than ever before — we have made significant progress in establishing FC as pivotal in combating the HIV/AIDS pandemic. FHC posted its fourth consecutive year of revenue growth and its second consecutive year of positive cash flow. Although orders vary significantly from quarter to quarter due to timing and funding availability, the demand for FC continues to build, and we expect to post long-term growth. As of December 31, 2003, FHC's stock price was $2.75 versus $1.55 as of December 31, 2002, an increase of 77%. Also, as a result of the company's improved liquidity and other factors, the audit opinion for FHC's financial statements for the fiscal year ending September 30, 2003, does not require a "going concern" qualification exception as it did in prior periods.

We've communicated the complexity of successfully introducing new prevention technology into the developing world, and we've emphasized the critical and comprehensive range of education outreach programming required to address prevention and effective FC use. We've also demonstrated our deep understanding of what it takes to be successful — the right approach, identification and reinforcement of appropriate alliances, the need for speed and efficiency, and most importantly, the need to reach "the buds"; that is, we must not only reach senior Ministry of Health administrators, but also those living in remote villages, working on city streets, traveling country roads.


FHC
The Female Condom
Need
HIV/AIDS
Program
NGOs
Gov
Social Market
Resources
Donors -
Public
Private
ALLIANCES

We know we can't do this alone, and thus we've built alliances from the ground up. As you can see, our unique operating model resembles the trunk of a tree, reflecting the way in which we collaborate on a global scale. One latest effort to branch out and nurture existing activity is the identification and installation of our Global Public Sector (GPS) team. Composed of four veterans in the field, the GPS team hit the ground running in May 2003. Already they're making measurable strides in effective FC prevention programming. Extending the tree metaphor, the GPS team adds tough, flexible support and improved channels for exchange of resources and information.

In the following pages, words and images offer a snapshot of their stories — where and how they work... whose lives they've touched, whose lives they've saved.

As anyone who has ever stood at the foot of an ancient tree and gazed up in astonishment can tell you, the secret to longevity is sustenance — over time, against all odds. A central strategy behind FHC programming has been ensuring that it can be sustained. The GPS team works to integrate "sustainability" strategies at the initiation of program planning with stakeholders. We work, as we always have, from the ground up.

FHC continues to thrive. We are strengthened by 2003's excellent results and growth, as well as by increased support from the GPS team. Just as a tree depends upon an entire ecosystem to survive, we depend upon each — and all — of you to renew your commitment to defeating this devastating disease. Generations are disappearing, but together our whole is so much more powerful than any one of us alone. Thank you for your continued commitment, support and encouragement.

O.B. Parrish
Chairman and Chief Executive Officer

Mary Ann Leeper, Ph.D.
President and Chief Operating Officer

Open ⇒

Financial Highlights 2003

The selected financial data from continuing operations for the three years ending September 30, 2003, are derived from the audited Consolidated Financial Statements. The information here should be read in conjunction with "Management's Discussion and Analysis," the Consolidated Financial Statements, and related notes, all of which are included in the financial report to follow.

	2003	2002	2001
Net Revenues	**$ 9,046**	$ 8,417	$ 6,716
Net Income (Loss)	**(2,370)**	(3,481)	(1,171)
Net Income (Loss) per Common Share	**(0.12)**	(0.21)	(0.08)
Selling, General and Administrative Expenses	**3,840**	3,190	2,539
Weighted Average Common Shares Outstanding	**19,020**	16,245	14,631
Preferred Shares Outstanding	**56**	66	660

Years ended September 30 — *In thousands, except per-share data*

Net Revenues


12
10
8
6
4
2
$9,045,560
$8,416,512
$6,716,174
$5,766,868
$5,451,399
$4,715,477
1998
1999
2000
2001
2002
2003

Unit Sales


16
12
8
4
0
13,358,000
12,661,000
9,809,000
8,238,000
7,366,000
6,450,000
1998
1999
2000
2001
2002
2003

Selling, General and Administrative Expenses as a Percent of Sales


10
8
6
4
2
0
53%
55%
45%
38%
38%
42%
1998
1999
2000
2001
2002
2003

Overview

Over the past few years, the Company completed significant aspects of the development and commercialization of the Female Condom. These initiatives have resulted in the attainment of proprietary manufacturing technology and product design patents, necessary regulatory approvals, and the development of significant manufacturing capacity. These steps, taken as part of the Company's plan to develop and sell a product with global commercial and humanitarian value, have required the expenditure of significant amounts of capital and resulted in significant operating losses including the period 1996 through the present.

The Company has begun the process of developing the commercial market for the Female Condom around the world. As part of this plan, the Company has completed a number of distribution agreements and is pursuing other arrangements for the marketing and sale of the Female Condom. Management believes that as the number of markets in which the Female Condom is sold increases, sales will grow and at certain levels the Company will become profitable. However, there can be no assurance that such level of sales will be achieved in the near term or at all.

Effective September 26, 2002, the holders of outstanding options to purchase a total of 2,365,980 shares of common stock agreed to exchange all of their outstanding stock options for (i) a total of 469,000 shares of restricted common stock in the case of U.S. option holders or the right to receive a total of 122,495 shares of deferred common stock on September 26, 2003 in the case of U.K. option holders and (ii) the right to receive new options to purchase a total of 2,365,980 shares of common stock on the first business day that is at least six months and one day after the effective date of the exchange. The Company recorded $728,430 of amortized compensation expense in fiscal 2003 relating to issuance of the restricted and deferred common stock. See "Stock Option Plans" in *Note 8* in the financial statements for additional information regarding the option exchange.

Results of Operations

Fiscal Year Ended September 30, 2003 ("2003") Compared to Fiscal Year Ended September 30, 2002 ("2002")

The Company had net revenues of $9.0 million and a net loss attributable to common stockholders of $(2.4) million or $(0.13) per share in 2003 compared to net revenues of $8.4 million and a net loss attributable to common stockholders of $(3.6) million or $(0.22) per share in 2002.

Gross profit decreased $97,384, or 3%, to $3,588,722 for 2003 from $3,686,106 for 2002. The decrease was a result of improved net revenues offset by a more than proportionate increase in cost of products sold.

Net revenues increased $629,048, or 7%, in 2003 over the prior year. The higher net revenues resulted from increased unit sales shipped to global public sector customers. Increased shipments in the countries of South Africa, Zimbabwe and Zambia were partially offset by a reduction of Brazil shipments.

Cost of products sold increased $726,432, or 15%, to $5,456,838 for 2003 from $4,730,406 for 2002. The rise in cost of products sold is a result of higher indirect production, direct labor and research and development costs for the current fiscal year compared to the same period last year. Higher employment, maintenance, helium and nitrogen costs were the primary factors causing the rise in indirect production costs. Direct labor costs grew as a result of an across the board 3% raise for hourly labor in fiscal 2003 whereas no such raise was provided in the prior fiscal year. The higher research and development costs related to efforts to develop a second generation product. As a result of these factors, costs of products sold as a percentage of sales increased from 56% in 2002 to 60% in 2003.

Advertising and promotional expenditures decreased $7,299 to $36,533 from $43,832 for the same period in the prior year. The decline resulted from a reduction in advertising costs between these periods and reflects the Company's strategy as a manufacturer.

Selling, general and administrative expenses increased $650,309, or 20%, from $3,189,598 in 2002 to $3,839,907 in 2003. The increase was not in proportion with the sales increase due to a number of increasing costs. Increases in U.K. rates, insurance, outside legal, accounting and consulting costs as well as a $128,700 fiscal year 2002 non-cash bonus provided to senior management were the primary causes for the annual increase. The higher rates were due to a combination of a rent increase effective in fiscal 2003 and a rent rebate which was experienced within the first half of the 2002 fiscal year. The additional legal fees were largely related to services related to the development of the second generation product. The increase in consulting costs is due to work primarily conducted in China on analysis of potential commercial partners within the country. The rise in accounting costs stems from research provided primarily related to employee stock option plans. The bonuses were approved by the board of directors' compensation committee on February 12, 2003.

Stock compensation decreased $816,558, or 44%, from $1,863,956 in 2002 to $1,047,398 in 2003. During 2003, the Company recorded charges primarily related to accounting for changes in stock option plans $(0.7 million) and compensation for investor relation services $(0.4 million). During 2002, the Company recorded charges primarily related to accounting for stock options under variable plan accounting guidance $(1.7 million) as well as compensation for investor relation services $(0.1 million). For all future grants of stock options, the Company will adhere to APB 25 rather than FASB 123.

The Company's operating loss decreased $(1,334,374) from $(2,669,490) in 2002 to $(1,335,116) in 2003 as a result of the decrease in operating expenses. Operating expenses decreased $1,431,758 from $6,355,596 in 2002 to $4,923,838 in 2003. $2,074,768, or 145%, of the decrease represents the change in non-cash costs pertaining to out of court settlement costs and stock compensation expenses incurred during 2003 compared to 2002.

Net interest and non-operating expenses increased $223,381, or 28%, to $1,035,053 for 2003 compared to $811,672 for 2002. The increase exists because the Company had a higher level of debt outstanding during fiscal year 2003 than in fiscal year 2002. The result is a higher amount of non-cash expenses incurred from the amortization of discounts on notes payable and convertible debentures in 2003 than in the prior year.

The Company was able to cover fixed manufacturing overhead costs and exceeded the break-even at the gross profit level. However, the Company must achieve cumulative annual unit sales of approximately 17.2 million Female Condoms based upon the current average selling price per unit in order to cover operating and non-operating expenses or approximately 29% of manufacturing capacity.

Factors That May Affect Operating Results and Financial Condition

The Company's future operating results and financial condition are dependent on the Company's ability to increase consumer demand and to cost-effectively manufacture sufficient quantities of the Female Condom. Inherent in this process are a number of factors that the Company must successfully manage in order to achieve favorable future results and improve its financial condition.

Reliance on a Single Product

The Company expects to derive the vast majority, if not all, of its future revenues from the Female Condom, its sole current product. While management believes the global potential for the Female Condom is significant, the product is in the early stages of commercialization and, as a result, the ultimate level of consumer demand around the world is not yet known. To date, sales of the Female Condom have not been sufficient to cover the Company's operating costs.

Distribution Network

The Company's strategy is to act as a manufacturer and to develop a global distribution network for the product by completing partnership arrangements with companies with the necessary marketing and financial resources and local market expertise. To date, this strategy has resulted in numerous in-country distributions in the public sector, particularly in Africa and Latin America. Several partnership agreements have been completed for the commercialization of the Female Condom in private sector markets around the world. However, the Company is dependent on country governments as well as city and state public health departments within the United States to continue their commitment to prevention of STDs, including AIDS, by including Female Condoms in their programs. The Company is also dependent on finding appropriate partners for the private sector markets around the world. Once an agreement is completed, the Company will be reliant on the effectiveness of its partners to market and distribute the product. Failure by the Company's partners to successfully market and distribute the Female Condom or failure of country governments to implement prevention programs which include distribution of barrier methods against the AIDS crisis, or an inability of the Company to secure additional agreements for the AIDS crisis, or an inability of the Company to secure additional agreements for new markets either in the public or private sectors could adversely affect the Company's financial condition and results of operations.

Inventory and Supply

All of the key components for the manufacture of the Female Condom are essentially available from either multiple sources or multiple locations within a source.

Global Market and Foreign Currency Risks

The Company manufactures the Female Condom in a leased facility located in London, England. Further, a material portion of the Company's future sales are likely to be in foreign markets. Manufacturing costs and sales to foreign markets are subject to normal currency risks associated with changes in the exchange rate of foreign currencies relative to the United States dollar. To date, the Company's management has not deemed it necessary to utilize currency hedging strategies to manage its currency risks. On an ongoing basis, management continues to evaluate its commercial transactions and is prepared to employ currency hedging strategies when it believes such strategies are appropriate. In addition, some of the Company's future international sales may be in developing nations where dramatic political or economic changes are possible. Such factors may adversely affect the Company's results of operations and financial condition.

Government Regulation

The Female Condom is subject to regulation by the FDA pursuant to the federal Food, Drug and Cosmetic Act (the "FDC Act"), and by other state and foreign regulatory agencies. Under the FDC Act, medical devices must receive FDA clearance before they can be sold. FDA regulations also require the Company to adhere to certain "Good Manufacturing Practices," which include testing, quality control and documentation procedures. The Company's compliance with applicable regulatory requirements is monitored through periodic inspections by the FDA. The failure to comply with applicable regulations may result in fines, delays or suspensions of clearances, seizures or recalls of products, operating restrictions, withdrawal of FDA approval and criminal prosecutions. The Company's operating results and financial condition could be materially adversely affected in the event of a withdrawal of approval from the FDA.

Liquidity and Sources of Capital

Historically, the Company has incurred cash operating losses relating to expenses to develop, manufacture, and promote the Female Condom. Cash used in continuing operations was $0.4 million for 2002. However, in fiscal 2003 this trend of negative cash flow from operations ended with the Company experiencing a positive cash flow from operations of $0.3 million. The Company anticipates this trend of positive cash flow from operations will continue through the 2004 fiscal year.

In prior years, the Company has funded operating losses and capital requirements, in large part, through the sale of common stock or debt securities convertible into common stock. In 2003, the Company did not require such funding and no new debt or equity transactions were consummated. The Company does not expect any such funding to be required during the 2004 fiscal year.

For the fiscal year ending September 30, 2004, FHC management expects funds generated from operations to exceed operating losses and capital requirements.

Below are some recent financing transactions the Company has entered into and their present status:

The Company has a $1 million note due March 25, 2004 to Mr. Stephen Dearholt, a Director of the Company. The Company obtained a letter from Mr. Dearholt which indicates his desire to renew the note at its maturity for an additional year.

On May 18, 2001, the Company entered into an agreement with Heartland Bank providing for a $2,000,000 credit facility. The unpaid balances on the credit facility are due May 18, 2004 and bear interest payable at a rate of 10% per year. The agreement contains certain covenants which include restrictions on the payment of dividends and distributions and on the issuance of warrants, which the Company was in violation of at September 30, 2002. Under the terms of the agreement, Heartland Bank would have had the right to demand payment of the entire balance of the credit facility as a result of this violation. On December 16, 2003, the Company obtained a waiver from Heartland Bank to be utilized through the life of the credit facility, ending on May 18, 2004. The Company also received a letter from Heartland Bank which indicated its intent to extend the life of the facility for an additional year.

On June 1, 2001 the Company issued an aggregate of $200,000 of convertible debentures to two accredited investors. The debentures were due May 30, 2004, bore interest payable at a rate of 10% per annum, and were convertible into the Company's common stock based on a price per share equal to $0.50. The Company did not issue warrants in connection with the issuance of the convertible debentures. On December 5, 2002, each investor converted his debenture into 200,000 shares of the Company's common stock.

On March 30, 2001 the Company issued a $250,000 convertible debenture to one accredited investor. The debenture was due March 30, 2004, bore interest payable at a rate of 12% per annum, and was convertible into the Company's common stock based on a price of $0.50 per share. The Company did not issue warrants in connection with the issuance of the convertible debenture. On January 8, 2003, the investor converted his debenture into 500,000 shares of the Company's common stock.

While the Company believes that revenue from sales of the Female Condom will continue to exceed operating costs, and operations will generate sufficient funds to meet capital requirements, the Company can make no assurance that it will maintain this level of operations in the near term or at all. If the Company does need to raise additional capital, the Company can make no assurance that if necessary the Company will be able to source required capital through the sale of debt or equity or, if raised, the amount will be sufficient to operate. In addition, any funds raised may be costly to the Company and/or dilutive to its shareholders.

In order to provide working capital when it may become necessary, the Company entered into a line of credit agreement with Heartland Bank on December 17, 2002. The line of credit facility allows the Company to borrow up to $1,000,000 in $100,000 increments and matures on December 1, 2004. Interest is due monthly at the prime rate plus 1 percent (prime was 4.00 percent on September 30, 2003) and it is collateralized by the Company's inventory and accounts receivables backed by letter of credit issued by The World Bank. As of December 19, 2003, the Company had not borrowed any portion of the line of credit facility.

The Company also entered into an additional line of credit agreement with Heartland Bank on April 2, 2003. The line of credit facility allows the Company to borrow up to $500,000 and matures April 1, 2004. Interest is due monthly at the prime rate plus 2 percent (prime was 4.00 percent on September 30, 2003) and is collateralized by accounts receivable not associated with a letter of credit issued by the World Bank. On December 8, 2003, the Company borrowed $250,000 from this line of credit facility.

Additionally, the Company entered into three formal agreements during the past two fiscal years which it expects to contribute to continued improved sales volumes and operations.

On November 29, 2001, the Company signed a non-binding memorandum of understanding with Hindustan Latex Limited ("HLL"), an Indian government organization and India's largest male condom manufacturer. HLL distributes to public sector customers including government and non-government organizations and to the public sector through 160,000 retail outlets. Jointly with HLL a marketing strategy will be developed for the country of India. The Company entered into a definitive agreement with HLL during the 2003 fiscal year. Over time, the Company anticipates that HLL and the Company will explore manufacturing options within India.

On December 18, 2001, the Company announced the appointment of Total Access Group ("TAG") as the exclusive distributor for public sector sales within a 15-state region in the western United States. TAG is a privately held national distributor to the United States public sector and serves over 2,500 customers, which include state and local health departments, community based organizations, HIV/STD prevention organizations, Planned Parenthood clinics and family planning organizations. TAG is a full service distributor and will provide marketing, education and customer service support. TAG is required to purchase 2.2 million units within a three-year period to retain exclusivity distribution rights. As of December 19, 2003, TAG has purchased 1.4 million units.

On September 30, 2003, the Company entered into an agreement with the U.S. Agency for International Development (USAID). Under this agreement, the Company may supply up to 25 million units of FC Female Condoms to USAID through December 31, 2006 principally for use in family planning programs supported by USAID in developing countries. USAID has ordered 3 million units of FC Female Condoms for delivery between September 30, 2003 and December 31, 2004 and has the option to order up to an additional 6 million units during that period. USAID also has the option to order up to 8 million units of FC Female Condoms for the 2005 and 2006 calendar years. USAID has the right to terminate the agreement at any time for its sole convenience, and no assurance can be given as to the amount of FC Female Condoms that USAID will purchase during the term of the agreement.

As of December 18, 2003, the Company had approximately $0.8 million in cash, net trade accounts receivable of $2.5 million and current trade accounts payable of $0.7 million. The Company's anticipated debt service obligations for scheduled interest and principal payments are approximately $3,087,000 in fiscal 2004. As of December 19, 2003, the Company was in compliance with all of the covenants relating to its outstanding debt.

If the Company is unable to raise adequate financing when needed, the Company may be required to sharply curtail the Company's efforts to promote the Female Condom, to attempt to sell certain of its assets and rights or to curtail certain of its operations and may ultimately be forced to cease operations. Currently, the Company is focused on growing its business and, therefore, the Company has made no plans to sell any assets nor has it identified any assets to be sold or potential buyers.

Impact of Inflation and Changing Prices

Although the Company cannot accurately determine the precise effect of inflation, the Company has experienced increased costs of product, supplies, salaries and benefits, and increased general and administrative expenses. Historically, the Company has absorbed increased costs and expenses without increasing selling prices.

New Accounting Pronouncements

Please see "New Accounting Pronouncements" in *Note 1* of the financial statements.

To the Board of Directors and Stockholders
The Female Health Company and Subsidiaries
Chicago, Illinois

We have audited the accompanying consolidated balance sheet of The Female Health Company and Subsidiaries, as of September 30, 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended September 30, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Female Health Company and Subsidiaries as of September 30, 2003, and the results of their operations and their cash flows for the years ended September 30, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Schaumburg, Illinois
November 19, 2003, except for the waiver of loan covenant violation discussed in *Note 4*, as to which the date is December 16, 2003

Consolidated Balance Sheet

Year Ended September 30	*2003*
ASSETS	
CURRENT ASSETS	
Cash	$ 632,295
Restricted cash	119,664
Accounts receivable, net of allowance for doubtful accounts of $8,000 and allowance for product returns of $5,000	2,054,985
Inventories	1,092,286
Prepaid expenses and other current assets	233,818
Total Current Assets	**4,133,048**
OTHER ASSETS	
Certificate of deposit	96,221
Patents, net of accumulated amortization of $835,561	287,653
Other	162,370
Total Other Assets	**546,244**
EQUIPMENT AND FURNITURE AND FIXTURES	
Equipment, furniture and fixtures	4,308,759
Less accumulated depreciation	3,952,481
Net Property, Plant and Equipment	**356,278**
TOTAL ASSETS	**$ 5,035,570**
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Note payable, bank, net of unamortized discount of $514,672	$ 1,385,328
Note payable, related party, net of unamortized discount of $157,201	842,799
Accounts payable	371,742
Current maturities of obligations under capital leases	30,803
Accrued expenses and other current liabilities	624,788
Preferred dividends payable	11,424
Total Current Liabilities	**3,266,884**
LONG-TERM LIABILITIES	
Obligations under capital leases	21,195
Deferred gain on sale of facility	1,254,359
Total Long-Term Liabilities	**1,275,554**
STOCKHOLDERS' EQUITY	
Convertible preferred stock, Series 1, par value $0.01 per share. Authorized 5,000,000 shares; issued and outstanding 56,000 shares	560
Common stock, par value $0.01 per share. Authorized 35,500,000 shares; issued and outstanding 19,524,988 shares	195,250
Additional paid-in capital	56,421,553
Unearned consulting fees	(182,045)
Accumulated other comprehensive income	391,366
Accumulated deficit	(56,301,476)
Total Stockholders' Equity	**525,208**
Treasury Stock, at cost, 20,000 shares of common stock	(32,076)
Total Stockholders' Equity and Treasury Stock	**493,132**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 5,035,570**

See Notes to Consolidated Financial Statements.

Years Ended September 30	*2003*	*2002*
NET REVENUES	**$ 9,045,560**	$ 8,416,512
COST OF PRODUCTS SOLD	**5,456,838**	4,730,406
GROSS PROFIT	**3,588,722**	**3,686,106**
OPERATING EXPENSES:		
Advertising and promotion	**36,533**	43,832
Selling, general and administrative	**3,839,907**	3,189,598
Out of court settlement costs	**—**	1,258,210
Stock compensation	**1,047,398**	1,863,956
Total Operating Expenses	**4,923,838**	**6,355,596**
OPERATING (LOSS)	**(1,335,116)**	**(2,669,490)**
NONOPERATING INCOME (EXPENSE):		
Interest expense	**(1,051,184)**	(817,714)
Interest income	**16,131**	6,042
Total Nonoperating Income (Expense)	**(1,035,053)**	**(811,672)**
NET (LOSS)	**(2,370,169)**	**(3,481,162)**
Preferred dividends, Series 1	**11,424**	132,005
NET (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	**$ (2,381,593)**	**$ (3,613,167)**
NET (LOSS) PER COMMON SHARE OUTSTANDING	**$ (0.13)**	**$ (0.22)**
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	**19,020,029**	**16,244,920**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended September 30, 2003 and 2002

	Preferred Stock	*Common Stock*	*Additional Paid-In Capital*	*Unearned Consulting Fees*	*Deferred Compensation*	*Accumulated Other Comprehensive Income*	*Accumulated Deficit*	*Cost of Treasury Stock*	*Total*
BALANCE AT SEPTEMBER 30, 2001	**$ 6,600**	**$ 156,929**	**$ 50,264,602**	**$ (60,817)**	**$ —**	**$ 23,801**	**$ (50,306,716)**	**$ (32,076)**	**$ 52,323**
Issuance of 100,000 shares of Common Stock for consulting services	—	1,000	66,000	(67,000)	—	—	—	—	—
Issuance of 150,000 stock options for consulting services	—	—	188,830	(188,830)	—	—	—	—	—
Conversion of 594,000 shares of Preferred Stock into 824,991 shares of Common Stock	(5,940)	8,250	(2,310)	—	—	—	—	—	—
Issuance of 92,549 shares of Common Stock upon exercise of stock options	—	925	42,083	—	—	—	—	—	43,008
Issuance of 450,000 shares of Common Stock and extension of warrants for out of court settlement	—	4,500	1,253,710	—	—	—	—	—	1,258,210
Stock compensation relating to the Company's stock option plans	—	—	1,720,322	—	—	—	—	—	1,720,322
Issuance of 469,000 restricted shares of Common Stock	—	4,690	503,559	—	(641,017)	—	—	—	(132,768)
Issuance of 183,150 shares of Common Stock upon exercise of stock warrants	—	1,832	98,168	—	—	—	—	—	100,000
Issuance of warrants with note payable, bank	—	—	415,427	—	—	—	—	—	415,427
Issuance of warrants with note payable, related party	—	—	265,710	—	—	—	—	—	265,710
Renewal of expired warrants	—	—	30,436	—	—	—	—	—	30,436
Issuance of 39,180 shares of Common Stock as payment of interest on debentures	—	392	49,608	—	—	—	—	—	50,000
Issuance of 70,585 shares of Common Stock as payment of Preferred Stock dividends	—	706	35,292	—	—	—	—	—	35,998
Preferred Stock dividends	—	—	—	—	—	—	(132,005)	—	(132,005)
Issuance of 120,000 shares of Common Stock	—	1,200	58,800	—	—	—	—	—	60,000
Amortization of unearned consulting fees	—	—	—	143,634	—	—	—	—	143,634
Comprehensive income (loss):									
Net (loss)	—	—	—		—	—	(3,481,162)	—	(3,481,162)
Foreign currency translation adjustment	—	—	—	—		201,152	—	—	201,152
COMPREHENSIVE INCOME (LOSS)									(3,280,010)
BALANCE AT SEPTEMBER 30, 2002	**$ 660**	**$ 180,424**	**$ 54,990,237**	**$ (173,013)**	**$ (641,017)**	**$ 224,953**	**$ (53,919,883)**	**$ (32,076)**	**$ 630,285**

See Notes to Consolidated Financial Statements.

Years Ended September 30, 2003 and 2002

	Preferred Stock	*Common Stock*	*Additional Paid-In Capital*	*Unearned Consulting Fees*	*Deferred Compensation*	*Accumulated Other Comprehensive Income*	*Accumulated Deficit*	*Cost of Treasury Stock*	*Total*
BALANCE AT SEPTEMBER 30, 2002 (balance forwarded)	**$ 660**	**$ 180,424**	**$ 54,990,237**	**$ (173,013)**	**$ (641,017)**	**$ 224,953**	**$ (53,919,883)**	**$ (32,076)**	**$ 630,285**
Issuance of 200,000 shares of Common Stock for consulting services	—	2,000	369,000	(371,000)	—	—	—	—	—
Conversion of 10,000 shares of Preferred Stock into 13,888 shares of Common Stock	(100)	139	(39)	—	—	—	—	—	—
Issuance of 70,783 shares of Common Stock upon cashless exercise of 106,700 stock options	—	708	(708)	—	—	—	—	—	—
Conversion of Convertible Debentures into 900,000 shares of Common Stock	—	9,000	441,000	—	—	—	—	—	450,000
Stock compensation (recovery) relating to the Company's stock option plans	—	—	(43,000)	—	—	—	—	—	(43,000)
Issuance of 78,000 restricted shares of Common Stock	—	780	127,920	—	—	—	—	—	128,700
Issuance of 122,495 unrestricted shares of Common Stock	—	1,225	131,529	—	—	—	—	—	132,754
Issuance of 75,592 shares of Common Stock upon cashless exercise of 168,750 stock warrants	—	755	(755)	—	—	—	—	—	—
Issuance of warrants with note payable, related party	—	—	278,400	—	—	—	—	—	278,400
Issuance of 6,898 shares of Common Stock as payment of interest on debentures	—	69	11,108	—	—	—	—	—	11,177
Issuance of 14,948 shares of Common Stock as payment of Preferred Stock dividends	—	150	29,448	—	—	—	—	—	29,598
Preferred Stock dividends	—	—	—	—	—	—	(11,424)	—	(11,424)
Amortization of deferred compensation	—	—	87,413	—	641,017	—	—	—	728,430
Amortization of unearned consulting fees	—	—	—	361,968	—	—	—	—	361,968
Comprehensive income (loss):									
Net (loss)	—	—	—	—	—	—	(2,370,169)	—	(2,370,169)
Foreign currency translation adjustment	—	—	—	—	—	166,413	—	—	166,413
COMPREHENSIVE INCOME (LOSS)									(2,203,756)
BALANCE AT SEPTEMBER 30, 2003	**$ 560**	**$ 195,250**	**$ 56,421,553**	**$ (182,045)**	**$ —**	**$ 391,366**	**$ (56,301,476)**	**$ (32,076)**	**$ 493,132**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years Ended September 30	*2003*	*2002*
OPERATING ACTIVITIES		
Net (Loss)	**$ (2,370,169)**	$ (3,481,162)
ADJUSTMENTS TO RECONCILE NET (LOSS) TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Depreciation	**474,966**	410,173
Amortization of patents	**118,536**	109,245
(Recovery of) inventory obsolescence	**(7,872)**	(1,768)
(Recovery of) doubtful accounts, returns and discounts	**(10,136)**	(4,554)
Interest added to certificate of deposit	**(4,221)**	(6,042)
Amortization of unearned consulting fees	**361,968**	143,634
Amortization of discounts on notes payable and convertible debentures	**726,632**	458,501
Amortization of deferred income realized on U.K. grant	**(45,423)**	(26,557)
Amortization of deferred gain on sale and leaseback of building	**(91,031)**	(83,896)
Common stock issued for senior management bonuses	**128,700**	—
Out of court settlement	—	1,258,210
Stock compensation	**685,430**	1,720,322
Loss (gain) on sale of equipment and furniture and fixtures	**2,207**	(1,105)
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
Accounts receivable	**499,755**	(801,872)
Inventories	**(112,911)**	(237,449)
Prepaid expenses and other assets	**24,211**	(114,357)
Accounts payable	**(170,564)**	31,747
Accrued expenses and other current liabilities	**79,930**	248,279
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	**290,008**	**(378,651)**
INVESTING ACTIVITIES		
Decrease (increase) in restricted cash	**69,530**	(118,695)
Proceeds from maturity of certificate of deposit	**29,042**	—
Capital expenditures	**(47,233)**	(35,009)
Proceeds on sale of equipment and furniture and fixtures	—	1,105
NET CASH (USED IN) INVESTING ACTIVITIES	**(51,339)**	**(152,599)**
FINANCING ACTIVITIES		
Proceeds from issuance of common stock	—	60,000
Proceeds from exercised stock options	—	43,008
Proceeds from exercise of common stock warrants	—	100,000
Proceeds from note payable, bank	—	500,000
Payments on note payable, bank	—	(100,000)
Dividend paid on preferred stock	**(104,396)**	(95,825)
Payments on capital lease obligations	**(24,986)**	(8,403)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	**(129,382)**	**498,780**
Effect of exchange rate changes on cash	**43,022**	3,012
Net increase (decrease) in cash	**254,987**	**(29,458)**
Cash at beginning of year	**377,308**	406,766
CASH AT END OF YEAR	**$ 632,295**	**$ 377,308**
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest paid	**$ 298,561**	$ 381,578
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES		
Issuance of warrants on notes payable	**$ 278,400**	$ 681,137
Common stock issued for payment of preferred stock dividends and convertible debenture interest	**40,775**	85,998
Preferred stock dividends declared, Series 1	**11,424**	132,005
Renewal of notes payable with related parties	**1,000,000**	1,000,000
Capital lease obligations incurred for capital expenditures	—	81,076
Common stock issued for conversion of convertible debentures	**450,000**	—
Common stock issued to U.K. employees to satisfy accrued expense	**132,754**	—
Conversion of preferred stock into common stock	**100**	5,940

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Principles of consolidation and nature of operations:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, The Female Health Company - UK and The Female Health Company - UK, plc. All significant intercompany transactions and accounts have been eliminated in consolidation. The Female Health Company ("FHC" or the "Company") is currently engaged in the marketing, manufacture and distribution of a consumer health care product known as the "FC Female Condom" in the U.S., and "Femidom" or "Femy" outside the U.S. The Female Health Company - UK, is the holding company of The Female Health Company - UK, plc, which operates a 40,000 sq. ft. leased manufacturing facility located in London, England.

The product is currently sold or available in either or both commercial (private sector) and public sector markets in over 100 countries. The product is marketed in 21 countries by various country-specific commercial partners. The Company's credit terms are primarily on a net 30-day basis.

Use of estimates:

The preparation of financial statements requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Significant accounting estimates include the following:

Accounts receivable include a provision for sales returns and trade allowances, which is based on management's estimate of future product returns from customers in connection with unsold product which has expired or is expected to expire before it is sold. The estimated costs for product returns, price discounts and trade allowances are accrued when the initial sale is recorded.

The market value of inventory is based on management's best estimate of future sales and the time remaining before the existing inventories reach their expiration dates.

The Company evaluates patents for impairment by comparing the net present value of the asset's estimated future income stream to the asset's carrying value.

Although management uses the best information available, it is reasonably possible that the estimates used by the Company will be materially different from the actual results. These differences could have a material effect on the Company's future results of operations and financial condition.

Cash concentration: Substantially all of the Company's cash is held in the United Kingdom at two financial institutions.

Restricted cash: Restricted cash represents cash held at a financial institution that has been designated as a performance guarantee to one of the Company's customers. This performance guarantee is regularly required in order to conduct business with this customer.

Accounts receivable: Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a periodic basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Management also periodically evaluates individual customer receivables and considers a customer's financial condition, credit history, and the current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

Inventories: Inventories are valued at the lower of cost or market. The cost is determined using the first-in, first-out (FIFO) method. Inventories are also written down for management's estimates of product which will not sell prior to its expiration date. Write-downs of inventories establish a new cost basis which is not increased for future increases in the market value of inventories or changes in estimated obsolescence.

Foreign currency translation: In accordance with Financial Accounting Standards No. 52, *Foreign Currency Translation*, the financial statements of the Company's international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities, the historical exchange rate for stockholders' equity and a weighted average exchange rate for each period for revenues, expenses, and gains and losses. Translation adjustments are recorded as a separate component of stockholders' equity as the local currency is the functional currency.

Equipment and furniture and fixtures: Depreciation and amortization are computed using primarily the straight-line method. Depreciation and amortization are computed over the estimated useful lives of the respective assets which range as follows:

Equipment	5 - 10 years
Furniture and fixtures	3 years

Depreciation on leased assets and leasehold improvements is computed over the lesser of the remaining lease term or the estimated useful lives of the assets. Depreciation on leased assets is included with depreciation on owned assets.

Patents and trademarks: The Company currently holds product and technology patents on the Female Condom in the United States, Japan, the United Kingdom, France, Italy, Germany, Spain, the European Patent Convention, Canada, the People's Republic of China, Brazil, South Korea and Australia. The Company has the registered trademark "FC Female Condom" in the United States and has trademarks on the names "Femidom," "Femy," "Reality," and others in certain foreign countries. Patents are amortized on a straight-line basis over their estimated useful life of 12 years. Trademarks have no carrying value in the accompanying balance sheet at September 30, 2003.

Financial instruments: The Company has no financial instruments for which the carrying value materially differs from fair value.

Reclassifications: Certain items in the 2002 financial statements have been reclassified to conform to the 2003 presentation. The reclassifications have had no effect on net losses for the years then ended.

Research and development costs: Research and development costs are expensed as incurred. The amount of costs expensed for the year ended September 30, 2003, was approximately $60,000. There were no research and development costs incurred for the year ended September 30, 2002.

Revenue recognition: Revenues from product sales are recognized as the products are shipped to the customers.

Stock-based compensation: The value of stock options awarded to employees is measured using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no stock-based compensation cost has been recognized, as all options granted under the Company's stock option plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net losses and losses per share had compensation cost for all of the stock-based compensation plans been determined based on the grant date fair values of awards (the method prescribed by Financial Accounting Standard No. 123, *Accounting for Stock-Based Compensation*):

Years ended September 30	*2003*	*2002*
Net loss attributable to common stockholders, as reported	$ (2,381,593)	$ (3,613,167)
Add: Stock option repricing, net of previously recognized expense of $1,720,322 under APB 25	—	786,740
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(338,487)	(47,533)
Pro forma net loss	$ (2,720,080)	$ (2,873,960)
Loss per common share:		
As reported	$ (0.13)	$ (0.22)
Pro forma	$ (0.14)	$ (0.17)

Advertising: The Company's policy is to expense production costs in the period in which the advertisement is initially presented to consumers.

Income taxes: The Company files separate income tax returns for its foreign subsidiaries. Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (FAS 109), requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also provided for carryforwards for income tax purposes. In addition, the amount of any future tax benefits is reduced by a valuation allowance to the extent such benefits are not expected to be realized.

Earnings per share (EPS): Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon conversion of convertible preferred shares or convertible debt and the exercise of stock options and warrants for all periods. Fully diluted (loss) per share is not presented since the effect would be anti-dilutive.

Other comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as foreign currency translation adjustments, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

New accounting pronouncements: In December 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 46, *Consolidation of Variable Interest Entities.* FIN 46 establishes standards for identifying a variable interest entity and for determining under what circumstances a variable interest entity should be consolidated with its primary beneficiary, including those to which the usual condition of consolidation does not apply. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and applies to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003. The adoption of FIN 46 did not have an effect on the Company's financial statements.

In May 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date, with the change in that value reported as interest expense in the income statement. Prior to the application of SFAS 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. The Company was required to apply SFAS 150 for the interim period beginning on July 1, 2003. The adoption of SFAS 150 did not have an effect on the Company's financial statements.

Note 2. Inventories

The components of inventory consist of the following at September 30, 2003:

Raw materials	$ 488,705
Work in process	147,339
Finished goods	495,922
Less allowance for obsolescence	(39,680)
	$ 1,092,286

Note 3. Accounting Change and Acquired Intangible Asset

The Company adopted SFAS 142, *Goodwill and Other Intangible Assets*, effective October 1, 2002. At the date of adoption, the Company reassessed the estimated useful lives of its definite life intangible assets, and found the previously determined lives to be appropriate. The following is a summary of acquired intangible assets at September 30, 2003:

	Gross Carrying Amount	*Accumulated Amortization*
Subject to amortization:		
Patents	**$ 1,123,214**	**$ 835,561**

Amortization expense recognized on all amortizable intangible assets totaled $118,536 and $109,245 for the years ended September 30, 2003 and 2002, respectively.

Estimated aggregate amortization expense for each of the next following years is as follows:

Years ended September 30	
2004	$ 118,536
2005	118,536
2006	50,581
	$ 287,653

Note 4. Notes Payable and Long-Term Debt

During 2002, the Company renewed a $1,000,000 note with Mr. Dearholt, a current director of the Company. The outstanding note payable bears interest at 12 percent. As part of the transaction, the Company issued Mr. Dearholt warrants to purchase 300,000 shares of the Company's common stock at $1.18 per share, which represented 80 percent of the average trading price for the five trading days prior to the closing date for the transaction and resulted in an initial discount on the note of $265,710. Any stock issued under the warrants carries certain registration rights. The warrants expire in 2012. The discount, in combination with the note's 12 percent coupon, resulted in an effective interest rate of 46 percent on the note.

During 2003, the Company renewed the $1,000,000 note with Mr. Dearholt. The outstanding note payable bears interest at 12 percent and is payable in full in March 2004. As part of the transaction, the Company issued Mr. Dearholt warrants to purchase 300,000 shares of the Company's common stock at $1.20 per share, which represented 80 percent of the average trading price for the five trading days prior to the closing date for the transaction and resulted in an initial discount on the note of $278,400. Any stock issued under the warrants carries certain registration rights. The warrants expire in 2016. In addition, if the Company defaults on its obligation under the note, the Company is required to issue an additional 300,000 shares of its common stock to Mr. Dearholt in addition to all other remedies to which Mr. Dearholt may be entitled. The note is recorded at September 30, 2003, net of unamortized discount of $157,201. The discount, in combination with the note's 12 percent coupon, resulted in an effective interest rate of 48 percent on the note.

On May 18, 2001, the Company entered into an agreement with Heartland Bank providing for a $2,000,000 credit facility. The Company may borrow under this credit facility from time to time subject to a number of conditions, including obtaining personal guarantees of 125 percent of the amount outstanding under the credit facility. The unpaid balances on the credit facility are due May 18, 2004, and bear interest payable at an annual rate of 10 percent. The agreement contains certain covenants which include restrictions on the payment of dividends and distributions and on the issuance of warrants. The Company issued warrants on its short-term note and paid dividends on the Company's Class A Preferred Stock – Series 1, both of which are covenant violations of the credit facility. The violations were waived by the bank on May 14, 2003 and December 16, 2003, respectively.

Heartland Bank was issued warrants to purchase the number of shares of the Company's common stock equal to $500,000 divided by the warrant purchase price as of the date of exercise. The warrant purchase price is equal to 70 percent of the "market price" of the common stock as of the day immediately prior to the date the exercise notice is given to the Company, but in no event shall the per share price be less than $0.50 or more than $1.00. In accounting for Heartland Bank's warrants, the Company has designated 1,000,000 warrants valued at $270,800 and these are recorded by the Company as additional paid-in capital and a discount on the credit facility. During 2001, the Company borrowed $1,500,000 under the credit facility and obtained personal guarantees of a total of 125 percent of the amount outstanding on the loan from five persons, three of which are current directors of the Company and one of which is a trust for the benefit of a current officer and director of the Company. During 2002, the Company borrowed the remaining $500,000 under the credit facility and obtained personal guarantees of a total of 125 percent of the amount outstanding on the loan from three additional persons. The Company paid down $100,000 on the credit facility in September 2002.

For giving their personal guarantees, the Company issued to the eight guarantors warrants to purchase the number of shares of the Company's common stock equal to the guarantee amount of each guarantor divided by the warrant purchase price as of the date of exercise. The warrant purchase price is equal to 70 percent of the "market price" of the common stock as of the day immediately prior to the date the exercise notice is given to the Company, but in no event shall the per share price be less than $0.50 or more than $1.00.

In 2001, the Company also issued additional warrants to purchase 100,000 shares of common stock to two guarantors with a warrant purchase price of $0.50 per share. In accounting for the guarantors' warrants related to the $1,500,000 borrowed in 2001, the Company designated 3,200,000 warrants valued at $667,578 and these are recorded by the Company as additional paid-in capital and a discount on the credit facility. The value of the warrants in combination with the credit facility's 10 percent coupon resulted in an effective interest rate of 50 percent on that portion of the note.

In 2002, the Company also issued additional warrants to purchase 100,000 shares of common stock to one guarantor with a warrant purchase price of $0.50 per share. In accounting for the guarantors' warrants related to the $500,000 borrowed in 2002, the Company designated 900,000 warrants valued at $415,427 and these are recorded by the Company as additional paid-in capital and a discount on the credit facility. The value of the 2002 warrants in combination with the credit facility's 10 percent coupon resulted in an effective interest rate of 101 percent on that portion of the note.

The Company has currently borrowed $1,900,000 under this credit facility. The credit facility is recorded at September 30, 2003, net of unamortized discount of $514,672.

On December 17, 2002, the Company entered into a second agreement with Heartland Bank providing for a $1,000,000 credit facility. Borrowings on the credit facility are collateralized by the Company's accounts receivable and inventories, and bear interest at the prime rate plus 1 percent (prime rate was 4.00 percent at September 30, 2003). The credit facility expires in December 2004. No borrowings were outstanding on the credit facility at September 30, 2003.

On April 2, 2003, the Company entered into a third agreement with Heartland Bank providing for a $500,000 credit facility. Borrowings on the credit facility are collateralized by the Company's accounts receivable and bear interest at the prime rate plus 2 percent. The credit facility expires in April 2004. No borrowings were outstanding on the credit facility at September 30, 2003.

On March 30, 2001, the Company issued a $250,000 convertible debenture to one accredited investor. The debenture was due March 30, 2004, bore interest payable at a rate of 12 percent and was convertible into the Company's common stock based on a price of $0.50 per share. On January 12, 2003, the investor converted his debenture into 500,000 shares of the Company's common stock.

On June 1, 2001, the Company issued an aggregate $200,000 of convertible debentures to two accredited investors. The debentures were due May 30, 2004, bore interest payable at a rate of 10 percent per annum, and were convertible into the Company's common stock based on a price of $0.50 per share. On December 5, 2002, the investors converted their debentures into an aggregate of 400,000 shares of the Company's common stock.

Interest expense to related parties was $388,850 and $322,659 for the years ended September 30, 2003 and 2002, respectively.

Note 5. Capital Leases

The Company leases vehicles under capital leases. The assets and liabilities under the leases were recorded at the present value of future minimum rental payments.

Minimum future lease payments under capital leases as of September 30, 2003, are as follows:

Years ending September 30	
2004	$ 33,895
2005	22,118
Total minimum lease payments	56,013
Less the amount representing interest	4,015
Present value of net minimum lease payments	51,998
Less current portion	30,803
Long-term obligations under capital leases	**$ 21,195**

The cost and accumulated amortization of the leased assets at September 30, 2003, were approximately $110,000 and $38,000, respectively.

Note 6. Operating Leases and Rental Expense

The Company has a lease agreement for office space with an unrelated third party which expires September 2006. The lease requires monthly payments of $5,907 plus real estate taxes, utilities, and maintenance expenses. The Company was required to make an initial security deposit of $115,000, which has been reduced to $69,000 in October 2003. The security deposit is in the form of an irrevocable letter of credit from a bank. The bank presently requires the Company to hold a $69,000 certificate of deposit as collateral for the letter of credit.

On December 10, 1996, the Company entered into what is in essence a sale and leaseback agreement with respect to its 40,000 square foot manufacturing facility located in London, England. The Company received $3,365,000 (£1,950,000) for leasing the facility to a third party for a nominal annual rental charge and for providing the third party with an option to purchase the facility for one pound during the period December 2006 to December 2027.

As part of the same transaction, the Company entered into an agreement to lease the facility back from the third party for base rents of $396,021 (£268,125) per year payable quarterly until 2016. The lease is renewable through December 2027. The Company was also required to make an initial security deposit of $396,021 (£268,125), which has been reduced to $162,045 (£97,500) and is included in other assets in the balance sheet at September 30, 2003. The facility had a net book value of $1,398,819 (£810,845) on the date of the transaction. The $1,966,181 (£1,139,155) gain which resulted from this transaction will be recognized ratably over the initial term of the lease. Unamortized deferred gain as of September 30, 2003, was $1,254,359 (£754,729).

The Company also leases equipment under lease agreements which expire at various dates between August 2005 and August 2006. The aggregate monthly rental was $1,399 at September 30, 2003.

Details of operating lease expense are as follows:

Years ended September 30	*2003*	*2002*
Operating lease expense		
Factory and office leases	$ 708,071	$ 622,037
Other	16,789	10,217
	$ 724,860	**$ 632,254**

Future minimum payments under operating leases consisted of the following at September 30, 2003:

	Operating Leases
2004	$ 517,203
2005	517,241
2006	508,938
2007	429,536
2008	429,536
Thereafter	3,524,869
Total minimum payments	**$ 5,927,323**

Note 7. Income Taxes

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate to loss before income taxes as of September 30, 2003 and 2002, is as follows:

Years ended September 30	*2003*	*2002*
Income tax credit at statutory rates	$ (806,000)	$ (1,184,000)
Non-deductible expenses	15,000	486,000
State income tax, net of federal benefits	(195,000)	(244,000)
Benefit of net operating loss not recognized, increase in valuation allowance	986,000	942,000
Income tax expense	**$ —**	**$ —**

As of September 30, 2003, the Company had federal and state net operating loss carryforwards of approximately $43,005,000 and $24,882,000, respectively, for income tax purposes expiring in years 2005 to 2023. The benefit relating to $1,537,800 of these net operating losses relates to exercise of common stock options and will be credited directly to stockholders' equity when realized. The Company also has investment tax and research and development credit carryforwards for income tax purposes aggregating approximately $105,000 at September 30, 2003, expiring in years 2006 to 2010. The Company's U.K. subsidiary, The Female Health Company - UK, plc has U.K. net operating loss carryforwards of approximately $68,755,000 as of September 30, 2003. These U.K. net operating loss carryforwards can be carried forward indefinitely to be used to offset future U.K. taxable income. Significant components of the Company's deferred tax assets and liabilities are as follows at September 30, 2003:

Deferred tax assets:	
Federal net operating loss carryforwards	$ 14,622,000
State net operating loss carryforwards	1,277,000
Foreign net operating loss carryforwards	20,626,000
Foreign capital allowances	241,000
Tax credit carryforwards	105,000
Other	19,000
Total gross deferred tax assets	36,890,000
Valuation allowance for deferred tax assets	36,890,000
Net deferred tax assets	**$ —**

The valuation allowance increased by $1,105,000 and $696,000 for the years ended September 30, 2003 and 2002, respectively.

Note 8. Common Stock

Stock Option Plans

The Company has various stock option plans that authorize the granting of options to officers, key employees and directors to purchase the Company's common stock at prices generally equal to the market value of the stock at the date of grant. Under these plans, the Company has 169,528 shares available for future grants as of September 30, 2003. The Company has also granted options to one of its legal counsel, an affiliate and consultants. Certain options are vested and exercisable upon issuance, others over periods up to four years and still others based on the achievement of certain performance criteria by the Company and market prices of its common stock.

In September 2001, the holders of exercisable stock options waived their rights to exercise their options until the Company amended its articles of incorporation to increase the number of shares of common stock authorized for issuance. To obtain this waiver, the Company agreed to reprice these options at $0.56 per share once the amendment was approved. The Company's common stock was trading at less than $0.56 per share when the waivers were obtained. The total number of options that were waived at September 30, 2001, was 2,659,800.

On May 8, 2002, the shareholders approved an amendment to the Amended and Restated Articles of Incorporation to increase the total number of authorized shares of common stock from 27,000,000 to 35,500,000 shares. Since the amendment was approved, the stock options have been re-priced to $0.56 per share. The Company has accounted for all of these stock options in accordance with variable plan accounting guidance provided in APB No. 25 and related interpretations. The reduction in the exercise price of the re-priced options and the increase in the stock price of the Company's common stock as of September 30, 2002, resulted in $1,720,322 of stock compensation expense due to the repricing for the year ended September 30, 2002.

Effective September 2002, the holders of outstanding options to purchase a total of 2,365,980 shares of common stock agreed to exchange their options for:

- a total of 469,000 shares of restricted common stock in the case of U.S. option holders or the right to receive a total of 122,495 shares of deferred common stock in September 2003 in the case of U.K. option holders; and
- the right to receive a grant of new options to purchase a total of 2,365,980 shares of common stock on the first business day that is at least six months and one day after the effective date of the exchange.

The shares of restricted common stock and the right to receive the shares of deferred common stock were subject to forfeiture if the participant voluntarily resigned or was terminated for cause on or before September 26, 2003 and were not transferable on or before September 26, 2003. As of September 30, 2002, the Company had issued the restricted common stock to U.S. option holders and accrued for the issuance to U.K. option holders. The restricted and deferred shares have been recorded as deferred compensation within stockholders' equity as of September 30, 2002, and will be amortized over the employees' one-year service periods. The restricted legend was removed and the deferred shares were issued as of September 26, 2003. The Company recorded $728,430 of amortization of deferred compensation in the stock compensation portion of the statement of operations.

The new options will have an exercise price equal to 100 percent of the fair market value of the common stock on the grant date and a vesting schedule of 1/36 per month for each of the first 36 months after the date of grant. The new options which were granted on April 22, 2003, at an exercise price of $1.40 are being accounted for in accordance with fixed plan accounting guidance provided in APB No. 25. Options to purchase a total of 320,000 shares of common stock did not participate in the exchange. As of September 30, 2003, 10,000 of the 320,000 share total were still outstanding and will continue to be accounted for in accordance with variable plan accounting guidance.

Summarized information regarding all of the Company's stock options is as follows:

	Number of Shares	*Weighted Average Exercise Price*
Outstanding at September 30, 2001	**2,879,800**	**$ 0.64**
Granted	190,000	1.11
Exercised	(92,549)	0.56
Expired or canceled	(2,387,251)	0.56
Outstanding at September 30, 2002	**590,000**	**$ 0.88**
Granted	2,385,980	1.40
Exercised	(106,700)	0.56
Expired or canceled	(203,300)	0.56
Outstanding at September 30, 2003	**2,665,980**	**$ 1.38**

Option shares exercisable at September 30, 2003 and 2002, are 567,497 and 196,700, respectively, at weighted average exercise prices of $1.28 and $0.93, respectively.

Options Outstanding and Exercisable

Options Outstanding				*Options Exercisable*	
Exercise Price	*Number Outstanding at 9/30/03*	*Weighted Average Remaining Life*	*Weighted Average Exercise Price*	*Number Exercisable at 9/30/03*	*Weighted Average Exercise Price*
$ 0.56	10,000	4.95	$ 0.56	6,666	$ 0.56
0.66	150,000	8.25	0.66	150,000	0.66
1.40	2,385,980	9.58	1.40	330,831	1.40
2.00	120,000	1.20	2.00	80,000	2.00
$ .56 to $2.00	**2,665,980**	**9.11**	**$ 1.38**	**567,497**	**$ 1.28**

In 2003, the Company granted 20,000 options to employees with exercise prices equal to fair market value of the Company's stock at the date of grant. Therefore, no compensation expense was recognized related to these options under APB 25 at the date of grant.

The weighted average fair value of employee options granted for the years ended September 30, 2003 and 2002, was $1.04 and $0.56, respectively. The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model assuming expected volatility of 55.2 and 63.4 percent and risk-free interest rates of 3.99 and 5.38 percent, respectively, expected lives of three years and no dividend yield for the years ended September 30, 2003 and 2002. 20,000 options and 40,000 options were granted to employees for the years ended September 30, 2003 and 2002, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because the Company's employee stock options have characteristics different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the model may not provide a reliable single measure of the fair value of its employee stock options.

Common Stock Purchase Warrants

The Company enters into consulting agreements with separate third-party professionals to provide investor relations services and financial advisory services. In connection with the consulting agreements, the Company granted warrants to purchase common stock.

During 2002, 168,750 warrants were exercised. At September 30, 2003, the following warrants were outstanding and exercisable:

	Number Outstanding
Warrants issued in connection with:	
Convertible debentures	2,518,750
Convertible preferred stock	30,900
Note payable, bank	5,100,000
Notes payable, related party	2,189,000
Outstanding at September 30, 2003	**9,838,650**

Warrants Outstanding and Exercisable

At September 30, 2003, the Company had reserved a total of 10,138,650 shares of its common stock for the exercise of options and warrants outstanding. This amount includes shares reserved to satisfy obligations due if the Company defaults on the payment of interest or principal on a $1.0 million note due in March 2004.

Range of Exercise Prices	*Number Outstanding at 9/30/03*	*Weighted Average Remaining Life*	*Weighted Average Exercise Price*
$ 0.40 to $ 0.50	5,464,000	4.6	$ 0.49
0.51 to 1.00	2,843,750	3.7	0.97
1.01 to 3.10	1,530,900	5.1	1.73
$ 0.40 to $3.10	**9,838,650**	**4.4**	**$ 0.82**

Issuance of Stock

The Company has issued common stock to consultants for providing investor relation services. In 2002, the Company issued 100,000 shares of common stock with a market value of $67,000, which was recorded as unearned consulting fees and is being recognized over the term of the agreement. In 2003, the Company issued 200,000 shares of common stock with a market value of $371,000, which was recorded as unearned consulting fees and is being recognized over the term of the agreement. In 2002, the Company issued 150,000 options to purchase shares of its common stock with a market value of $188,830, which was recorded as unearned consulting fees and is being recognized over the term of the agreement. In 2003, the Company did not issue any additional options for providing investor relation services.

Note 9. Preferred Stock

During September and October 2002, the Company offered the holders of the outstanding preferred stock the right to convert their shares of preferred stock into shares of common stock based on a price of $1.80 per share. This resulted in a conversion rate of approximately 1.39 shares of common stock per share of preferred stock rather than the 1 to 1 conversion rate set forth in the Company's Articles of Incorporation. As of September 30, 2002, a total of 594,000 shares of Series 1 Preferred Stock were converted into a total of 824,911 shares of common stock. During October 2002 an additional 10,000 shares of Series 1 Preferred Stock were converted into 13,888 shares of common stock.

The Company has 56,000 outstanding shares of 8 percent cumulative convertible preferred stock (Series 1). Each share of preferred stock is convertible into one share of the Company's common stock on or after August 1, 1998. Annual preferred stock dividends will be paid if and as declared by the Company's Board of Directors. No dividends or other distributions will be payable on the Company's common stock unless dividends are paid in full on the preferred stock. The preferred stock may be redeemed at the option of FHC, in whole or in part, on or after August 1, 2000, subject to certain conditions, at $2.50 per share plus accrued and unpaid dividends. In the event of a liquidation or dissolution of the Company, the preferred stock would have priority over the Company's common stock.

Note 10. Employee Retirement Plan

The Company has a Simple Individual Retirement Account (IRA) plan for its employees. Employees are eligible to participate in the plan if their compensation reaches certain minimum levels and are allowed to contribute up to a maximum of $8,000 annual compensation to the plan. The Company has elected to match 100 percent of employee contributions to the plan up to a maximum of 3 percent of employee compensation for the years ended September 30, 2003 and 2002. Company contributions were $15,491 and $17,102 for 2003 and 2002, respectively.

Note 11. Industry Segments and Financial Information About Foreign and Domestic Operations

The Company currently operates primarily in one industry segment which includes the development, manufacture and marketing of consumer health care products.

The Company operates in foreign and domestic regions. Information about the Company's operations by geographic area is as follows.

	Net Sales to External Customers		*Long-Term Assets*	
Years ended September 30	*2003*	*2002*	*2003*	*2002*
(Amounts in thousands)				
United States	$ 2,537	$ 2,547	$133	$ 158
South Africa	1,490 (1) (2)	691	—	—
Brazil	1,199 (1)	2,248 (1) (3)	—	—
Zimbabwe	946 (1)	898 (1)	—	—
France	563	*	—	—
Zambia	484	*	—	—
United Kingdom	*	*	770	1,267
Other	1,827	2,033	—	—
Total	**$ 9,046**	**$ 8,417**	**$ 903**	**$ 1,425**

* Less than 5 percent of total net sales

(1) Comprised of a single customer considered to be a major customer (exceeds 10% of net sales).

(2) Outstanding accounts receivable at September 30, 2003, were approximately $1,163,000.

(3) Outstanding accounts receivable at September 30, 2002, were approximately $1,193,000.

Note 12. Out of Court Settlement

The former holders of the $1,500,000 convertible debentures issued on May 19, 1999 and June 3, 1999, had alleged that the Company was in default with respect to the perfection of the former holders' security interest in the Company's assets. On July 23, 2002, the Company settled this dispute out of court. The Company agreed to issue 450,000 shares of common stock to the former convertible debenture holders and to extend the expiration dates of 2,250,000 warrants held by the former holders to 2007. The former convertible debenture holders agreed to release their security interest in the Company's assets and they agreed not to sell, offer or make any short sale of the 450,000 shares prior to June 24, 2003, without the Company's prior written consent. In accounting for the litigation settlement, the common stock and extension of warrants was valued at $1,258,210.

Note 13. Contingent Liabilities

The testing, manufacturing and marketing of consumer products by the Company entail an inherent risk that product liability claims will be asserted against the Company. The Company maintains product liability insurance coverage for claims arising from the use of its products. The coverage amount is currently $5,000,000 for FHC's consumer health care product.

Note 14. Related Parties

It has been and currently is the policy of the Company that transactions between the Company and its officers, directors, principal shareholders or affiliates are to be on terms no less favorable to the Company than could be obtained from unaffiliated parties. The Company intends that any future transactions between the Company and its officers, directors, principal shareholders or affiliates will be approved by a majority of the directors who are not financially interested in the transaction.

Corporate Information

Officers

O.B. Parrish
Chief Executive Officer

Mary Ann Leeper, Ph.D.
President/Chief Operating Officer

William R. Gargiulo, Jr.
Vice President/Secretary (retired)

Michael Pope
Vice President, U.K. Operations

Board of Directors

O.B. Parrish
Chairman of the Board
Chief Executive Officer
The Female Health Company
Chicago, Illinois

Mary Ann Leeper, Ph.D.
President/Chief Operating Officer
The Female Health Company
Chicago, Illinois

William R. Gargiulo, Jr.
Vice President/Secretary (retired)
The Female Health Company
Chicago, Illinois

David R. Bethune
Chairman and Chief Executive Officer
Atrix Laboratories
Fort Collins, Colorado

Stephen M. Dearholt
Partner
Insurance Processing Center
Milwaukee, Wisconsin

James R. Kerber
Consultant to the insurance industry
Englewood, Colorado

Michael R. Walton
President/Owner
Sheboygan County Broadcasting Co.
Milwaukee, Wisconsin

Richard E. Wenninger
Chairman, Wenninger Company Inc.
Milwaukee, Wisconsin

Corporate Headquarters
515 North State Street
Suite 2225
Chicago, Illinois 60610
312.595.9123

Manufacturing Headquarters
One Sovereign Park
Park Royal, London, England

Worldwide Web Address
www.femalehealth.com
www.femalecondom.org

E-mail Addresses
info@femalehealth.com
info@femalecondom.org
fhcinvestor@aol.com

Transfer Agent and Registrar
Computershare Investor Services
Chicago, Illinois

Independent Auditors
McGladrey & Pullen, LLP
Schaumburg, Illinois

Legal Counsel
Reinhart Boerner Van Deuren, s.c.
Milwaukee, Wisconsin

Stock Exchange Listing
The Female Health Company common shares are traded on the OTC Bulletin Board.
Symbol: FHCO

Inquiries
Shareholders, prospective investors, stockbrokers, financial analysts and other parties seeking additional information about The Female Health Company (including Securities and Exchange Commission Form 10-KSB and Quarterly Reports to Shareholders) should contact Investor Relations at 312.595.9123. Send an e-mail request to info@femalehealth.com, or write to:

Investor Relations
The Female Health Company
515 North State Street
Suite 2225
Chicago, Illinois 60610

For more information about The Female Health Company and The Female Condom, visit www.femalehealth.com or www.femalecondom.org. Also, dial our fax-on-demand service—800-PROINFO—and enter the company code: FHCO.

Design: **Parish Design**, Harbert, Michigan / 269.469.7593 / cparish@triton.net
Editorial: **Brenton & Ward Ltd.**, Chicago, Illinois / 312.263.4556 / brentonward@aol.com

Profile

The Female Health Company (FHC) is the maker of FC Female Condom, a revolutionary option for contraception and the prevention of sexually transmitted diseases, including HIV/AIDS.

FHC was created as a worldwide company in February 1996 with the purchase of Chartex Resources Ltd., the holder of exclusive worldwide rights to FC. FHC is the sole manufacturer and marketer of FC in the world.

The corporation holds exclusive product and technology patents in the United States, Australia, Brazil, Canada, the European Patent Convention, France, Germany, Italy, Spain, the United Kingdom, the People's Republic of China, South Korea and Japan. The company now has the registered trademark FC Female Condom® in the United States.

FC is available through public-sector agencies in 87 countries and throughout the United States. It is also sold commercially in 21 countries — including the United States, the United Kingdom, the Czech Republic, Australia, Belgium, Brazil, Canada, Denmark, France, Germany, Holland, Italy, Jamaica, Japan, Mexico, New Zealand, Spain, Suriname, Switzerland, Turkey and Venezuela.

Product

FC is designed for use by women to help prevent HIV/AIDS, other sexually transmitted diseases and unintended pregnancy. Made of polyurethane, the soft, thin sheath lines the vagina and covers the labia during intercourse; it is held in place with a soft ring at each end.

Clinical studies in the United States and Japan show that FC is 95% to 98% efficacious in protecting against pregnancy when used correctly and consistently. Studies have shown FC to be a highly effective barrier to the viruses and bacteria that cause sexually transmitted diseases, including HIV/AIDS.

The Female Health Company and its partners currently market The Female Condom under FC Female Condom® brand name in the United States, and Reality®, *Femidom, Femy, Care, MyFemy*, and *Dominique* in the rest of the world.

"Safe Harbor" Statement under the Private Securities Litigation Reform Action of 1995: The statements in this release which are not historical fact are forward-looking statements based upon the Company's current plans and strategies, and reflect the Company's current assessment of the risks and uncertainties related to its business, including such things as product demand and market acceptance; the economic and business environment and the impact of government pressures; currency risks; capacity; efficiency and supply constraints; and other risks detailed in the Company's press releases, shareholder communication and Securities and Exchange Commission filings. Actual events affecting the Company and the impact of such events on the Company's operations may vary from those currently anticipated.

The Female Health Company

515 North State Street
Suite 2225
Chicago, Illinois 60610
312.595.9123
www.femalehealth.com